UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

NGM BIOPHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

62921N 105
(CUSIP Number)

James Evangelista The Column Group, LP 1 Letterman Drive, Building D, Suite DM-900 San Francisco, CA 94129 (415) 865-2050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 62921N 105	SCHEDULE 13D	Page 2 of 28

1	NAME OF REPORTING PERSON The Column Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,103,333 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,103,333 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,103,333 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG LP (as defined in Item 2(a) below). TCG GP (as defined in Item 2(a) below) is the general partner of TCG LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q and filed with the Securities and Exchange Commission on November 2, 2023 (the “Form 10-Q”).

CUSIP No. 62921N 105	SCHEDULE 13D	Page 3 of 28

1	NAME OF REPORTING PERSON The Column Group GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000 (1)
	8	SHARED VOTING POWER 11,103,333 (2)
	9	SOLE DISPOSITIVE POWER 100,000 (1)
	10	SHARED DISPOSITIVE POWER 11,103,333 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,203,333 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5% (3)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG GP. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	All shares are held of record by TCG LP. TCG GP is the general partner of TCG LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(3)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 4 of 28

1	NAME OF REPORTING PERSON The Column Group II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,265,758 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,265,758 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,758 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG II LP (as defined in Item 2(a) below). TCG II GP (as defined in Item 2(a) below) is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG II GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 5 of 28

1	NAME OF REPORTING PERSON The Column Group II GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,265,758 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,265,758 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,758 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG II LP. TCG II GP is the general partner of TCG II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG II GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 6 of 28

1	NAME OF REPORTING PERSON The Column Group Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCGM LP (as defined in Item 2(a) below). Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCGM LP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 7 of 28

1	NAME OF REPORTING PERSON Ponoi Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,298,908 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,298,908 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,298,908 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by Ponoi LP (as defined in Item 2(a) below). Ponoi LLC (as defined in Item 2(a) below) is the general partner of Ponoi LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of Ponoi LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 8 of 28

1	NAME OF REPORTING PERSON Ponoi Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,298,908 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,298,908 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,298,908 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)	All shares are held of record by Ponoi LP. Ponoi LLC is the general partner of Ponoi LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of Ponoi LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 9 of 28

1	NAME OF REPORTING PERSON Ponoi Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,298,908 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,298,908 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,298,908 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by Ponoi II LP (as defined in Item 2(a) below). Ponoi II LLC (as defined in Item 2(a) below) is the general partner of Ponoi II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of Ponoi II LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 10 of 28

1	NAME OF REPORTING PERSON Ponoi II Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,298,908 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,298,908 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,298,908 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)	All shares are held of record by Ponoi II LP. Ponoi II LLC is the general partner of Ponoi II LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of Ponoi II LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 11 of 28

1	NAME OF REPORTING PERSON The Column Group III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 858,035 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 858,035 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 858,035 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG III LP (as defined in Item 2(a) below). TCG III GP (as defined in Item 2(a) below) is the general partner of TCG III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG III GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 12 of 28

1	NAME OF REPORTING PERSON The Column Group III-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 968,990 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 968,990 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 968,990 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG III-A LP (as defined in Item 2(a) below). TCG III GP is the general partner of TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG III GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 13 of 28

1	NAME OF REPORTING PERSON The Column Group III GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,827,025 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,827,025 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,827,025 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of (i) 858,035 shares held of record by TCG III LP and (ii) 968,990 shares held of record by TCG III-A LP. TCG III GP is the general partner of each of TCG III LP and TCG III-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing partners of TCG III GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 14 of 28

1	NAME OF REPORTING PERSON The Column Group IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,650,177 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,650,177 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,650,177 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG IV LP (as defined in Item 2(a) below). TCG IV GP LP (as defined in Item 2(a) below) is the general partner of TCG IV LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG IV GP LLC (as defined in Item 2(a) below) is the general partner of TCG IV GP LP and the ultimate general partner of TCG IV LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG IV GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 15 of 28

1	NAME OF REPORTING PERSON The Column Group IV-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,442 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 90,442 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,442 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG IV-A LP (as defined in Item 2(a) below). TCG IV GP LP is the general partner of TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG IV GP LLC is the general partner of TCG IV GP LP and the ultimate general partner of TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG IV GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 16 of 28

1	NAME OF REPORTING PERSON The Column Group IV GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,740,619 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,740,619 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,740,619 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of (i) 2,650,177 shares held of record by TCG IV LP and (ii) 90,442 shares held of record by TCG IV-A LP. TCG IV GP LP is the general partner of each of TCG IV LP and TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG IV GP LLC is the general partner of TCG IV GP LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG IV GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 17 of 28

1	NAME OF REPORTING PERSON TCG IV GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,740,619 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,740,619 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,740,619 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of (i) 2,650,177 shares held of record by TCG IV LP and (ii) 90,442 shares held of record by TCG IV-A LP. TCG IV GP LP is the general partner of each of TCG IV LP and TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG IV GP LLC is the general partner of TCG IV GP LP and the ultimate general partner of each of TCG IV LP and TCG IV-A LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG IV GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 18 of 28

1	NAME OF REPORTING PERSON The Column Group Opportunity III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 949,862 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 949,862 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 949,862 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG Opportunity III LP (as defined in Item 2(a) below). TCG Opportunity III GP LP (as defined in Item 2(a) below) is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 19 of 28

1	NAME OF REPORTING PERSON The Column Group Opportunity III GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 949,862 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 949,862 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 949,862 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (2)
14	TYPE OF REPORTING PERSON PN

(1)	All shares are held of record by TCG Opportunity III LP. TCG Opportunity GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity GP LLC is the general partner of TCG Opportunity GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 20 of 28

1	NAME OF REPORTING PERSON TCG Opportunity III GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 949,862 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 949,862 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 949,862 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)	All shares are held of record by TCG Opportunity III LP. TCG Opportunity GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity GP LLC is the general partner of TCG Opportunity GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson, Timothy Kutzkey and David Goeddel, a member of the Issuer’s board of directors, are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities.
(2)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 21 of 28

1	NAME OF REPORTING PERSON Peter Svennilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,000 (1)
	8	SHARED VOTING POWER 21,684,413 (2)
	9	SOLE DISPOSITIVE POWER 44,000 (1)
	10	SHARED DISPOSITIVE POWER 21,684,413 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,728,413 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.3% (3)
14	TYPE OF REPORTING PERSON IN

(1)	All shares are held directly by Peter Svennilson.
(2)	Peter Svennilson is a managing partner of TCG GP, TCG II GP, TCGM LP and TCG III GP, and a managing member of Ponoi LLC, Ponoi II LLC, TCG Opportunity III GP LLC and TCG IV GP LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, TCG GP, TCG II LP, TCGM LP, Ponoi LP, Ponoi II LP, TCG III LP, TCG III-A LP, TCG Opportunity III LP, TCG IV LP and TCG IV-A LP.
(3)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 22 of 28

1	NAME OF REPORTING PERSON David V. Goeddel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 205,096 (1)
	8	SHARED VOTING POWER 21,874,413 (2)
	9	SOLE DISPOSITIVE POWER 205,096 (1)
	10	SHARED DISPOSITIVE POWER 21,874,413 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,079,509 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 134,180 shares held directly by David Goeddel and (ii) 70,916 shares underlying stock options granted to David Goeddel for his service as a member of the Issuer’s board of directors, which vest within 60 days of this statement.
(2)	David Goeddel, a member of the Issuer’s board of directors, is a managing partner of TCG GP, TCG II GP, TCGM LP and TCG III GP, and a managing member of Ponoi LLC, Ponoi II LLC, TCG Opportunity III GP LLC and TCG IV GP LLC and may be deemed to share voting and dispositive control over the shares of Common Stock held by TCG LP, TCG GP, TCG II LP, TCGM LP, Ponoi LP, Ponoi II LP, TCG III LP, TCG III-A LP, TCG Opportunity III LP, TCG IV LP and TCG IV-A LP. David Goeddel serves as co-trustee of the David V. Goeddel and Alena Z. Goeddel 2004 Trust (the “Goeddel Trust”) and shares voting and dispositive control over 190,000 shares of Common Stock held directly by the Goeddel Trust.
(3)

Based on 82,786,423 shares of Common Stock outstanding, which consists of (a) 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q plus (b) 70,916 shares underlying stock options granted to David Goeddel for his service as a member of the Issuer's board of directors, which vest within 60 days of this statement.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 23 of 28

1	NAME OF REPORTING PERSON Timothy Kutzkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000 (1)
	8	SHARED VOTING POWER 8,215,322 (2)
	9	SOLE DISPOSITIVE POWER 15,000 (1)
	10	SHARED DISPOSITIVE POWER 8,215,322 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,230,322 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)	All shares are held directly by Timothy Kutzkey.
(2)	Timothy Kutzkey is a managing member of Ponoi LLC, Ponoi II LLC, TCG Opportunity III GP LLC and TCG IV GP LLC, and a managing partner of TCG III GP and TCGM LP and may be deemed to share voting and dispositive control over the shares of Common Stock held by Ponoi LP, Ponoi II LP, TCG III LP, TCG III-A LP, TCG Opportunity III LP, TCG IV LP, TCG IV-A LP and TCGM LP.
(3)	Based on 82,715,507 shares of Common Stock outstanding as of October 30, 2023, as reported in the Form 10-Q.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 24 of 28

Item 1. Security and Issuer

This Amendment No. 6 supplements and amends the Schedule 13D relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of NGM Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”), that was filed with the Securities and Exchange Commission (the “SEC”) on April 12, 2019 as it has been amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 that were filed with the SEC on May 17, 2019, October 18, 2019, April 2, 2020, February 3, 2022 and June 10, 2022, respectively (collectively, the “Amended Statement”). Only those items that are reported are hereby amended; all other items reported in the Amended Statement remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Statement. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2. Identity and Background

Items 2(a), (b) and (c) of the Amended Statement are hereby amended and restated in their entirety as follows:

(a) This Schedule 13D is being filed by (i) The Column Group, LP, a Delaware limited partnership (“TCG LP”), (ii) The Column Group GP, LP, a Delaware limited partnership (“TCG GP”), (iii) The Column Group II, LP, a Delaware limited partnership (“TCG II LP”), (iv) The Column Group II GP, LP, a Delaware limited partnership (“TCG II GP”), (v) The Column Group Management LP, a Delaware limited partnership (“TCGM LP”), (vi) Ponoi Capital, LP, a Delaware limited partnership (“Ponoi LP”), (vii) Ponoi Management, LLC, a Delaware limited liability company (“Ponoi LLC”), (viii) Ponoi Capital II, LP, a Delaware limited partnership (“Ponoi II LP”), (ix) Ponoi II Management, LLC, a Delaware limited liability company (“Ponoi II LLC”), (x) The Column Group III, LP, a Delaware limited partnership (“TCG III LP”), (xi) The Column Group III-A, LP, a Delaware limited partnership (“TCG III-A LP”), (xii) The Column Group III GP, LP, a Delaware limited partnership (“TCG III GP”), (xiii) The Column Group IV, LP, a Delaware limited partnership (“TCG IV LP”), (xiv) The Column Group IV-A, LP, a Delaware limited partnership (“TCG IV-A LP”), (xv) The Column Group IV GP, LP, a Delaware limited partnership (“TCG IV GP LP”), (xvi) TCG IV GP LLC, a Delaware limited liability company (“TCG IV GP LLC”), (xvii) The Column Group Opportunity III, LP, a Delaware limited partnership (“TCG Opportunity III LP”), (xviii) The Column Group Opportunity III GP, LP, a Delaware limited partnership (“TCG Opportunity III GP LP”), (xix) TCG Opportunity III GP LLC, a Delaware limited liability company (“TCG Opportunity III GP LLC”), and (xx) Peter Svennilson, David V. Goeddel and Timothy Kutzkey (collectively referred to as the “Reporting Individuals”). Mr. Svennilson and Dr. Goeddel are the managing partners of TCG GP and TCG II GP. Mr. Svennilson, Dr. Goeddel and Dr. Kutzkey are the managing members of Ponoi LLC, Ponoi II LLC, TCG Opportunity III GP LLC and TCG IV GP LLC, and the managing partners of TCG III GP and TCGM LP. Each of the Reporting Individuals, TCG LP, TCG GP, TCG II LP, TCG II GP, TCGM LP, Ponoi LP, Ponoi LLC, Ponoi II LP, Ponoi II LLC, TCG III LP, TCG III-A LP, TCG III GP, TCG IV LP, TCG IV-A LP, TCG IV GP LP, TCG IV GP LLC, TCG Opportunity III LP, TCG Opportunity III GP LP and TCG Opportunity III GP LLC are sometimes hereinafter referred to individually as a “Reporting Person,” and, collectively, as the “Reporting Persons.”

(b) The principal executive offices of TCG LP, TCG GP, TCG II LP, TCG II GP, TCGM LP, Ponoi LP, Ponoi LLC, Ponoi II LP, Ponoi II LLC, TCG III LP, TCG III-A LP, TCG III GP, TCG IV LP, TCG IV-A LP, TCG IV GP LP, TCG IV GP LLC, TCG Opportunity III LP, TCG Opportunity III GP LP and TCG Opportunity III GP LLC and the business address of each of the Reporting Individuals is 1 Letterman Drive, Building D, Suite DM-900, San Francisco, CA 94129.

(c) The principal business of each of TCG LP, TCG II LP, Ponoi LP, Ponoi II LP, TCG III LP, TCG III-A LP, TCG IV LP, TCG IV-A LP and TCG Opportunity III LP is making venture capital investments. TCGM LP’s principal business is managing entities that make venture capital investments. TCG GP’s principal business is acting as general partner of TCG LP. TCG II GP’s principal business is acting as general partner of TCG II LP. Ponoi LLC’s principal business is acting as general partner of Ponoi LP. Ponoi II LLC’s principal business is acting as general partner of Ponoi II LP. TCG III GP’s principal business is acting as general partner of TCG III LP and TCG III-A LP. TCG IV GP LP’s principal business is acting as general partner of TCG IV LP and TCG IV-A LP. TCG IV GP LLC’s principal business is acting as general partner of TCG IV GP LP. TCG Opportunity III GP LP’s principal business is acting as general partner of TCG Opportunity III LP.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 25 of 28

TCG Opportunity III GP LLC’s principal business is acting as general partner of TCG Opportunity III GP LP. Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Each of Mr. Svennilson’s and Dr. Goeddel’s principal business is acting as a managing partner of TCG GP, TCG II GP, TCGM LP, and TCG III GP, and managing member of Ponoi LLC, Ponoi II LLC, TCG IV GP LLC and TCG Opportunity III GP LLC. Dr. Kutzkey’s principal business is acting as a managing member of Ponoi LLC, Ponoi II LLC, TCG IV GP LLC, and TCG Opportunity III GP LLC, and managing partner of TCG III GP and TCGM LP.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended to add the following language as the last paragraphs thereof:

Between October 25, 2022 and November 16, 2023, TCG Opportunity III LP purchased 949,862 shares of Common Stock for an aggregate purchase price of $4,539,248.20. TCG Opportunity III LP received the funds used to purchase the shares of Common Stock noted above from capital contributions made by its partners for investment purposes.

Between October 17, 2022 and November 16, 2023, David Goeddel purchased 54,180 shares of Common Stock for an aggregate purchase price of $161,965.50. On October 18, 2022, the David V. Goeddel and Alena Z. Goeddel 2004 Trust purchased 80,000 shares of Common Stock for an aggregate purchase price of $303,256.00.

Item 4. Purpose of Transaction

Item 4 of the Amended Statement is hereby amended and supplemented by adding the following:

On December 28, 2023, certain of the Reporting Persons, on behalf of themselves and their affiliated investment funds and persons, submitted to the board of directors of the Issuer (the “Board”) a non-binding expression of interest letter (the “Letter”) setting forth an intent to explore and evaluate a potential acquisition of all of the outstanding shares of Common Stock that are not owned by the Reporting Persons or their affiliates in a going-private transaction. A copy of the Letter is filed as Exhibit 1 to this Amendment No. 6, and the information set forth in the Letter is incorporated by reference herein.

The Letter may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from the Nasdaq Global Select Market and other material changes in the Issuer’s business or corporate structure.

The Letter stated that any transaction, once structured and agreed upon, would be conditioned upon, among other things, the (x) approval and recommendation of the transaction by a properly constituted special committee composed of independent and disinterested directors of the Issuer appointed by the Board, with assistance from legal and financial advisors, and (y) approval of the stockholders holding at least a majority of all the issued and outstanding shares of Common Stock not held by the Reporting Persons or their affiliates.

The Letter is non-binding in nature and does not obligate in any way the Reporting Persons or the Issuer to negotiate or enter into definitive documentation with respect to a transaction or otherwise complete a transaction. The Letter states that the Reporting Persons are only interested in acquiring the outstanding shares of Common Stock that they do not already own, and are not interested in selling their shares of Common Stock to another party or in participating in an alternative change of control transaction involving the Issuer.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter. Neither the Letter nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate.

CUSIP No. 62921N 105	SCHEDULE 13D	Page 26 of 28

The Reporting Persons do not plan to make further filings or announcements regarding a potential transaction unless and until there is a definitive agreement to report or unless required by applicable law.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Amended Statement are hereby amended and restated in their entirety as follows:

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Letter, dated December 28, 2023, from certain Reporting Persons to the Board
2	Joint Filing Agreement

CUSIP No. 62921N 105	SCHEDULE 13D	Page 27 of 28

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2023

THE COLUMN GROUP, LP		THE COLUMN GROUP GP, LP

By:	The Column Group GP, LP

By:	/s/ James Evangelista, Partner & Chief Financial Officer	By:	/s/ James Evangelista, Partner & Chief Financial Officer

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP	By:	/s/ James Evangelista, Partner & Chief Financial Officer

By:	/s/ James Evangelista, Partner & Chief Financial Officer

PONOI CAPITAL, LP		PONOI MANAGEMENT, LLC

By:	Ponoi Management, LLC	By:	/s/ James Evangelista, Partner & Chief Financial Officer

By:	/s/ James Evangelista, Partner & Chief Financial Officer

PONOI CAPITAL II, LP		PONOI II MANAGEMENT, LLC

By:	Ponoi II Management, LLC	By:	/s/ James Evangelista, Partner & Chief Financial Officer

By:	/s/ James Evangelista, Partner & Chief Financial Officer

THE COLUMN GROUP MANAGEMENT, LP		THE COLUMN GROUP III GP, LP

By:	/s/ James Evangelista, Partner & Chief Financial Officer	By:	/s/ James Evangelista, Partner & Chief Financial Officer

THE COLUMN GROUP III, LP		THE COLUMN GROUP III-A, LP

By:	The Column Group III GP, LP	By:	The Column Group III GP, LP

By:	/s/ James Evangelista, Attorney-in-Fact on behalf of Timothy Kutzkey	By:	/s/ James Evangelista, Attorney-in-Fact on behalf of Timothy Kutzkey

By:	/s/ James Evangelista, Attorney-in-Fact on behalf of Peter Svennilson	By:	/s/ James Evangelista, Attorney-in-Fact on behalf of Peter Svennilson

By:	/s/ James Evangelista, Attorney-in-Fact on behalf of David V. Goeddel	By:	/s/ James Evangelista, Attorney-in-Fact on behalf of David V. Goeddel

THE COLUMN GROUP IV, LP

By:	The Column Group IV GP, LP

By:	TCG IV GP, LLC

By:	/s/ James Evangelista, Partner & Chief Financial Officer

CUSIP No. 62921N 105	SCHEDULE 13D	Page 28 of 28

THE COLUMN GROUP IV-A, LP

By:	The Column Group IV GP, LP

By:	TCG IV GP, LLC

By:	/s/ James Evangelista, Partner & Chief Financial Officer

THE COLUMN GROUP IV GP, LP

By:	TCG IV GP, LLC

By:	/s/ James Evangelista, Partner & Chief Financial Officer

TCG IV GP, LLC

By:	/s/ James Evangelista, Partner & Chief Financial Officer
THE COLUMN GROUP OPPORTUNITY III, LP

By:	The Column Group Opportunity III GP, LP

By:	TCG Opportunity III GP, LLC

By:	/s/ James Evangelista, Partner & Chief Financial Officer

THE COLUMN GROUP OPPORTUNITY III GP, LP

By:	TCG Opportunity III GP, LLC

By:	/s/ James Evangelista, Partner & Chief Financial Officer

TCG OPPORTUNITY III GP, LLC

By:	/s/ James Evangelista, Partner & Chief Financial Officer

TIMOTHY KUTZKEY

By:	/s/ James Evangelista, Attorney-in-Fact

PETER SVENNILSON

By:	/s/ James Evangelista, Attorney-in-Fact

DAVID V. GOEDDEL

By:	/s/ James Evangelista, Attorney-in-Fact